ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

April 1, 2010

Brett Cooper
VIA EDGAR	(415) 773-5918
bcooper@orrick.com

Pamela A. Long, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

RE:                            NOVA Chemicals Corporation (the “Company”)
Amendment No. 2 to Form F-4
Filed March 17, 2010 (the “Registration Statement”)
File No. 333-163915

Dear Ms. Long:

Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 29, 2010 (the “Staff Letter”).  Concurrent with delivering this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”) on EDGAR.  For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Market and Regulatory Risk, page 89

Foreign Exchange Hedging, page 89

1.               Comment: We note your response to comment two in our letter dated February 26, 2010, and your revised disclosure. Tell us your basis for using a 1% change for your sensitivity analysis. In this regard, it appears that the percentage change in the currency exchange rate between the Canadian Dollar and the US dollar has been as much as approximately 7% in the last year.  Note that instructions to Item 11(a) of Form 20-F rules says that a registrant should select hypothetical changes in market rates or prices that are expected to reflect reasonably possible near-term changes in those rates and prices.  In this regard, absent economic justification for the selection of a different amount, registrants should use changes that are not less than 10 percent of end of period market rates or prices.

Response: In response to the Staff’s comment, the Company has revised the sensitivity analysis on pages 38 and 91 of Amendment No. 3 to show the effect of a 10 percent change instead of a 1 percent change.

Prior Comment 23 - Note 21 — United States Generally Accepted Accounting Principles, page F-77

2.               Comment:  In your response to comment 31 in your letter dated February 12, 2010, you indicated that you planned to include the information requested in our comment when you file your 2009 financial statements. We are unable locate this information in your filing.  As previously requested, please tell us how your current disclosure satisfies the requirements in Item 17(c)(vii) to provide summarized balance sheet and income statement information using the captions specified in Rule 1-02(aa) of Regulation S-X.

Response:  The Company has included the information requested above within Note 7 to the financial statements, beginning with the tables at the bottom of page F-36 and carrying over to the top of page F-37, and on a going forward basis will include a cross-reference to Note 7 in the US GAAP reconciliation note to the financial statements.

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Please contact the undersigned at (415) 773-5918 if you have any questions or comments regarding the foregoing.  Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:                                 Melissa Rocha, Staff Accountant

Hagen Ganem, Staff Attorney

Alan Pretter (NOVA Chemicals Corporation)
Alan Talkington (Orrick, Herrington & Sutcliffe LLP)